Exhibit 4.1
APRIA HEALTHCARE GROUP INC.
AND
U.S. BANK NATIONAL ASSOCIATION,
as Trustee

SECOND SUPPLEMENTAL INDENTURE
Dated as of October 28, 2008
SUPPLEMENTING AND AMENDING
THE
INDENTURE
Dated as of August 20, 2003

3-3/8% Convertible Senior Notes due 2033

       SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”) dated as of October 28, 2008 between Apria Healthcare Group Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”).
RECITALS OF THE COMPANY
             A.  The Company has heretofore executed and delivered to the Trustee (i) an Indenture, dated as of August 20, 2003 (the “Original Indenture”), providing for the issuance from time to time of the Company’s 3-3/8% Convertible Senior Notes due 2033 (herein called the “Notes”) and (ii) the First Supplemental Indenture, dated as of December 14, 2004, amending certain provisions of the Original Indenture (the “First Supplemental Indenture” and, together with the Original Indenture, the “Indenture”).
             B.  The Company has entered into that certain Agreement and Plan of Merger, dated as of June 18, 2008, (as it may be amended, supplemented or modified, the “Merger Agreement”), by and among Sky Acquisition LLC, a Delaware limited liability company, the Company and Sky Merger Sub Corporation, a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation following the merger (the “Merger”).
             C.  Section 15.06 of the Indenture provides that upon the occurrence of a merger of the Company, such as the Merger, as a result of which holders of Common Stock shall be entitled to receive stock, other securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, the Company or the successor or purchasing person, as the case may be, shall execute with the Trustee a supplemental indenture providing that a holder’s right to convert a Note into Common Stock shall be changed to a right to convert a Note into the kind and amount of shares of stock, other securities or other property or assets (including cash) which such holder would have been entitled to receive upon such merger had such Notes been converted into Common Stock immediately prior to such merger.
             D.  Section 11.01 of the Indenture provides that the Company, when authorized by the resolutions of the Board of Directors (certified and delivered as provided in the Indenture), and the Trustee may supplement the Indenture or the Notes, without the consent of any holders of any of the Notes at the time outstanding, for one or more of the following purposes (among others): to make provision with respect to the conversion rights of the holders of Notes pursuant to the requirements of Section 15.06 .
             E.  The Board of Directors of the Company has duly authorized this Second Supplemental Indenture by resolutions (certified and delivered as provided in the Indenture), and the Company has provided the Trustee with an Officers’ Certificate and an Opinion of Counsel each in the form contemplated by the Indenture and stating that all conditions precedent provided for in the Indenture relating to this Second Supplemental Indenture have been complied with.

           NOW, THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH:
           For and in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, as follows:
            SECTION 1.    Definitions.
     All capitalized terms used in this Second Supplemental Indenture and not defined herein shall have the meanings specified in the Indenture
            SECTION 2.    Amendments to the Indenture.
             (a)  Section 1.01 of Article 1 of the Indenture is amended to add the following new definitions in appropriate alphabetical order:
                  “‘Merger’ has the meaning set forth in the recitals to the Second Supplemental Indenture.”
     “‘Second Supplemental Indenture’ means the Second Supplemental Indenture dated as of October 28, 2008 supplementing and amending the Indenture, as supplemented and amended by the First Supplemental Indenture.”
     SECTION 3.    Effect of the Merger. In accordance with Section 15.06 of the Indenture, from and after the effective time of the Merger, the Notes shall no longer be convertible into shares of the Common Stock of the Company but instead each $1,000.00 aggregate principal amount of Notes shall be convertible solely into cash in the amount of $602.39 (which amount is equal to the product of (x) $21.00 (the per share price paid in connection with the Merger) multiplied by (y) 28.6852 (the Conversion Rate in effect immediately prior to the effective time of the Merger)).
     SECTION 4.    The Trustee assumed no duties, responsibilities or liabilities by reason of this Second Supplemental Indenture other than as set forth in the Indenture, and this Second Supplemental Indenture is executed and accepted by the Trustee subject to all terms and conditions of its acceptance of the Trust under the Indenture, as fully as if said conditions were hereby set forth at length. Without limiting the generality of the foregoing, the Trustee assumed no responsibility as to the validity of this Second Supplemental Indenture.
      SECTION 5.    This Second Supplemental Indenture and the amendments contemplated hereby shall become effective on the date this Second Supplemental Indenture is executed by the Company and the Trustee pursuant to 11.01 of the Indenture.
     SECTION 6.    The Company and the Trustee shall cooperate with one another and shall execute such other and further documents as may be reasonably necessary or proper for the effectuation of the provisions of this Second Supplemental Indenture.

       SECTION 7.    In case any provision of this Second Supplemental Indenture shall be determined invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired by such determination.
       SECTION 8.    This Second Supplemental Indenture modifies the Indenture and the Notes. The Indenture as so modified shall be read, taken and construed as one and the same instrument, and as such shall continue in full force and effect. Every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound by the terms and provisions of this Second Supplemental Indenture regardless of whether or not any notation relating to the modification contained herein appears on the Note.
       SECTION 9.    This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.
       SECTION 10.    As provided in Section 16.04 of the Indenture, this Second Supplemental Indenture shall be construed in accordance with and governed by the internal laws of the State of New York.
       SECTION 11.    U.S. Bank National Association hereby accepts the modification of the Indenture hereby affected and the trust in this Second Supplemental Indenture declared and provided, upon the terms and conditions hereinabove set forth.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the day and year first above written.

APRIA HEALTHCARE GROUP INC., a
Delaware corporation

By:	/s/ Chris A. Karkenny

Name: Chris A. Karkenny
Title: Executive Vice President and
Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as
Trustee

By:	/s/ Richard Prokosch

Name: Richard Prokosch
Title: Vice President
[Signature Page to Second Supplemental Indenture]